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Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1:	REPORTING ISSUER
Biovail Corporation 7150 Mississauga Road Mississauga Ontario L5N 8M5
ITEM 2:	DATE OF MATERIAL CHANGES
December 6, 2006
ITEM 3:	NEWS RELEASE

The news releases attached hereto as Exhibits "A", "B" and "C", respectively, were issued by Biovail Corporation on December 6, 2006. The releases were distributed in Canada and the United States through Business Wire and were filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via SEDAR. The releases are being filed as part of the Company's 6-K filing via EDGAR with the United States Securities and Exchange Commission and the New York Stock Exchange. A copy of each press release was posted to the Company's website at www.biovail.com.
ITEM 4:	SUMMARY OF MATERIAL CHANGES

Biovail announced the promotion of Kenneth G. Howling to Senior Vice-President, Chief Financial Officer, to replace Charles A. Rowland, Jr., Biovail's former Senior Vice-President, Chief Financial Officer. The Company also announced the adoption of a new dividend policy, the declaration of a special dividend payable January 22, 2007 and an intention to retire all of its outstanding long-term debt in April 2007. Biovail announced it will no longer maintain a U.S.-based sales organization and intends to materially increase its investment in research and development over the next several years. The Company provided overall revenue, earnings per share and cash flow from operations guidance for 2007.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

This Material Change Report contains forward-looking statements that are based on the Company's current views; however, actual results may differ materially from those expressed in such forward-looking statements. For more information, see the Caution Regarding Forward-Looking Statements below.

Kenneth G. Howling has been promoted to Senior Vice-President, Chief Financial Officer. Charles A. Rowland, Jr., Biovail's former Senior Vice-President, Chief Financial Officer has left the Company to assume a senior position with another pharmaceutical company.

Effective immediately, the Board of Directors has adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share), a 200% increase relative to Biovail's former policy.

The Board of Directors also declared the payment of a special cash dividend of $0.50 per common share, payable January 22, 2007, to shareholders of record at the close of business on January 10, 2007. Biovail may approve the payment of future special dividends, subject to the continuation of positive business trends and the discretion of the Board.

On April 1, 2007, Biovail intends to redeem all of its outstanding 7 7/8% Senior Subordinated Notes due April 1, 2010. The Company will be required to pay a 1.969% premium for the early redemption of the Notes.

Biovail announced that it will no longer maintain a U.S.-based sales organization. The Biovail Pharmaceuticals, Inc. (BPI) specialty sales force and related support functions will be eliminated. The Company intends to enter into supply and distribution agreements with strategic partners to target physician groups in the United States. Given these changes, BPI will cease co-promotional efforts for Ultram® ER. Biovail is in active discussions with multiple partners to arrange for the maintenance of promotional support for the Zovirax® product line. In addition, Biovail intends to reduce overhead and infrastructure costs to improve operating efficiencies. The cost-cutting measures are expected to result in restructuring charges (primarily related to severance costs), the majority of which will be booked in the fourth quarter of 2006.

Biovail intends to materially increase its investment in research and development programs over the next several years. The Company anticipates spending over $500 million in the next four years on targeted product-development programs.

Biovail also provided revenue guidance for 2007 of $800 million to $850 million; diluted earnings per share (EPS) guidance of $1.70 to $1.80; and cash flow from operations guidance of $320 million to $340 million, or $2.00 to $2.12 per share. The Company's 2007 financial guidance is based upon the assumption that a generic formulation of Wellbutrin XL® is launched in the U.S. on January 1, 2007 and does not include the impact of new generic competition for the Company's key products; any business development activities; any new supply-and-distribution agreements or acquisitions; restructuring; settlements, or other specific charges.
Caution Regarding Forward-Looking Statements

To the extent any statements made in this Material Change Report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, regulatory matters including compliance with pharmaceutical regulations, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada. Additional information about these factors and about the material factors or assumptions underlying any such forward-looking statements may be found in our current Annual Report on Form 20-F, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.
ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION NI-51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:
For further information, contact Nelson Isabel at 905-286-3250.
DATED December 12, 2006.

2

Exhibit A

CONTACT: Nelson F. Isabel
Director, Investor Relations
(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES SENIOR MANAGEMENT CHANGE

TORONTO, Canada, December 6, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced that, effective immediately, Kenneth G. Howling has been promoted to Senior Vice-President, Chief Financial Officer. Charles Rowland, Biovail's former Senior Vice-President, Chief Financial Officer has left the firm to assume a senior position with another pharmaceutical company.

"We thank Mr. Rowland for his contributions and wish him success in his new endeavor," said Biovail Chief Executive Officer Dr. Douglas Squires. "I look forward to working closely with Ken as Biovail embarks on the next phase of its evolution. Ken's financial expertise and pharmaceutical-industry experience make him the ideal candidate for this role."

Mr. Howling, who joined Biovail in 1997, was most recently Biovail's Senior Vice-President, Finance and Corporate Affairs. Before coming to Biovail, he was Vice-President and Chief Financial Officer at Pharma Patch Plc. Previously, Mr. Howling occupied senior financial management positions at Roberts Company Canada Limited, including General Manager, Corporate Secretary and Controller. His previous experience includes financial and general management positions with SmithKline Beecham, Bencard Allergy Laboratories, McGraw Edison and Price Waterhouse. Mr. Howling is a Certified Public Accountant and received his accounting degree from Upsala College, New Jersey.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

2

Exhibit B

CONTACT: Nelson F. Isabel
Director, Investor Relations
(905) 286-3000

For Immediate Release:

BIOVAIL PROVIDES FINANCIAL UPDATE, 2007 GUIDANCE

Company Announces 200% Increase in Annual Dividend Payout;
Also Declares Special Dividend of $0.50;
Intends to Retire All Long-Term Debt;
Provides 2007 EPS Guidance of $1.70 — $1.80;
Cash Flow From Operations Guidance of $320 million — $340 million

TORONTO, Canada, December 6, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced the adoption of a new dividend policy, the declaration of a special dividend and the Company's intention to retire all outstanding long-term debt in April 2007. In addition, Biovail provided 2007 revenue, earnings per share (EPS) and cash flow from operations guidance. This news release contains forward-looking statements that are based on the Company's current views; however, actual results may differ materially from those expressed in such forward-looking statements. For more information, see the note on forward-looking information below.

Annual Dividend Payout Tripled, Special Dividend Declared

Effective immediately, Biovail's Board of Directors has adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval), a 200% increase relative to the Company's former policy. In addition, Biovail may approve the payment of future special dividends, subject to the continuation of positive business trends and at the discretion of the Board. For example, as a result of the Biovail's strong financial performance in 2006, the Company's Board of Directors has today declared the payment of a special cash dividend of $0.50 per share payable on January 22, 2007, to shareholders of record at the close of business on January 10, 2007.

The change in Biovail's dividend policy is representative of management's confidence in the sustainability of robust cash flows, and reflects the strength of the Company's business model, which has been further enhanced by modifications that were announced today (see separate news release issued December 6, 2006, Biovail Provides Strategy Update). Importantly, the increased dividend payout is not expected to impact Biovail's commitment to research and development, where the Company anticipates spending over $500 million in the next four years on targeted product-development programs.

Elimination of Debt

On April 2, 2007, Biovail intends to redeem all of its outstanding 7 7/8% Senior Subordinated Notes due April 1, 2010. As per the Notes' indenture, the Company will be required to pay a 1.969% premium for the early redemption of the Notes. From a cash earnings-per-share perspective in 2007, the redemption is expected to be neutral, as the significant savings in interest expense will be offset by the call premium and lower interest income on cash balances.

"Despite an extensive search of potential product-acquisition opportunities, we were unable to find any that satisfied our internal financial criteria," said Biovail Chief Executive Officer Dr. Douglas Squires. "We could no longer justify a U.S.-based sales and marketing infrastructure that was not properly leveraged. Accordingly, management believes that the elimination of long-term debt, a focused and robust investment in research and development, and increasing dividends to our shareholders are more fiscally prudent uses of cash."

2007 Guidance

Biovail is providing overall revenue guidance for 2007 of $800 million to $850 million; diluted earnings per share (EPS) guidance of $1.70 to $1.80; and cash flow from operations guidance of $320 million to $340 million, or $2.00 to $2.12 per share. Although the actual timing is unknown, the Company's 2007 financial guidance is based upon the assumption that a generic formulation of Wellbutrin XL® is launched in the U.S. on January 1, 2007. Any generic launch beyond this date would represent accretion to both forecasted revenue and EPS figures. Biovail's 2007 financial guidance does not include the impact of new generic competition for the Company's other key products; any business development activities; any new supply-and-distribution agreements or acquisitions; restructuring; settlements, or other specific charges.

2

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, regulatory matters including compliance with pharmaceutical regulations, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada. Additional information about these factors and about the material factors or assumptions underlying any such forward-looking statements may be found in our current Annual Report on Form 20-F, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

3

Exhibit C

CONTACT: Nelson F. Isabel
Director, Investor Relations
(905) 286-3000

For Immediate Release:

BIOVAIL PROVIDES STRATEGY UPDATE

Utilization of Strategic Partners to Target All U.S. Physician Groups;
Improved Operating Efficiencies, Enhancements Achieved;
Focus on Research and Development to Drive Growth

TORONTO, Canada, December 6, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced that it will no longer maintain a U.S.-based sales organization, and that it intends to enter into supply-and-distribution agreements with strategic partners to target physicians groups in the United States. As a result of this decision, the Company has enhanced the operational efficiency of its business model. In addition, the Company announced that it would drive business growth through a targeted focus on a number of core research-and-development programs. These strategic initiatives are expected to reduce operating costs and improve operating efficiencies. Biovail is effecting these changes following a comprehensive review of all aspects of the Company's business. This news release contains forward-looking statements that are based on the Company's current views; however, actual results may differ materially from those expressed in such forward-looking statements. For more information, see the note on forward-looking information below.

As part of the strategic review process, Biovail has decided that it will leverage strategic partners to promote its products to specialist physicians in the U.S., which is consistent with the Company's current approach to commercializing products in the U.S. primary-care market. As a result, the Biovail Pharmaceuticals, Inc. (BPI) specialty sales force and related support functions will be eliminated.

Given these changes, BPI will cease co-promotional efforts for Ultram® ER. With respect to Zovirax®, Biovail is in active discussions with multiple potential partners to maintain promotional support for the product line. The Company anticipates an announcement with respect to these discussions in the near term.

In addition, after a comprehensive analysis of each of Biovail's corporate and functional areas, overhead and infrastructure costs will be reduced to improve operating efficiencies, without sacrificing effectiveness.

"The changes to our business model will improve our operating efficiencies and margins, and will allow us to further focus on our core competency — the development and large-scale manufacture of novel medicines employing our drug-delivery technologies," said Biovail Chief Executive Officer Dr. Douglas Squires. "While restructuring initiatives are never easy, Biovail strongly believes that this 'back-to-basics' approach is consistent with its heritage and commitment to maximize shareholder value."

In Canada, Biovail will maintain its direct-selling commercial presence through Biovail Pharmaceuticals Canada (BPC), which has an enviable track record of success in promoting products to health-care practitioners across the country. The relative size of the Canadian market makes a direct-selling presence more feasible within the Company's current infrastructure. The 100-member BPC sales force currently promotes Tiazac® XC, Wellbutrin® XL, Glumetza™ and the Lescol® franchise to Canadian physicians. Business development efforts to identify new products for BPC will continue.

The cost-cutting measures are expected to result in restructuring charges (primarily related to severance costs), the majority of which will be booked in the fourth quarter of 2006. See the separate news release issued December 6, 2006, Biovail Provides Financial Update, 2007 Guidance.

Focus on Research and Development

Biovail intends to materially increase its investment in research and development over the next several years. The Company will focus its efforts on three core segments: (1) enhanced formulations of existing products, (2) combination products incorporating different classes of drugs, and (3) difficult-to-manufacture generic pharmaceuticals.

"Beginning with the launch of Tiazac® 10 years ago, Biovail's growth has been driven by the successful application of our drug-delivery technologies. Since then, we've developed over 15 pharmaceutical products and have generated over $4.6 billion in Biovail product revenues," said Eugene Melnyk, Biovail's Chairman. "Biovail's new strategy, which was unanimously approved by the Board, is consistent with our heritage. Going forward, we will drive business growth through a renewed focus on internal research-and-development efforts."

With respect to previously disclosed pipeline products, Biovail remains in partnership discussions with several pharmaceutical companies for commercialization rights. Given the inherent development risk with any pharmaceutical product, engaging strategic partners earlier in the product-development cycle may allow programs to be progressed in a more cost-effective manner, while maximizing the available number of pipeline opportunities and their potential for success.

Additionally, Biovail has amended its April 2002 agreement with Ethypharm S.A. to now include the development of four undisclosed products. Among these are BVF-087 and BVF-065, which target large markets in central nervous system disorders; BVF-239, a cardiovascular product; and BVF-300, a product targeting the gastrointestinal-disease market. In aggregate, these novel formulations target brands with U.S. sales in excess of $9 billion, according to IMS Health.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, regulatory matters including compliance with pharmaceutical regulations, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada. Additional information about these factors and about the material factors or assumptions underlying any such forward-looking statements may be found in our current Annual Report on Form 20-F, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

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MATERIAL CHANGE REPORT FORM 51-102F3
BIOVAIL ANNOUNCES SENIOR MANAGEMENT CHANGE
BIOVAIL PROVIDES FINANCIAL UPDATE, 2007 GUIDANCE
BIOVAIL PROVIDES STRATEGY UPDATE